SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:   TSX-V: SEA                             FOR IMMEDIATE RELEASE
                   AMEX: SA                                    DECEMBER 8, 2005

      SEABRIDGE DISCOVERS LARGE GOLD/SILVER TARGET ON GOLDEN ARROW PROJECT
            DRILLING PLANNED IN 2006 AS PART OF NEW NEVADA INITIATIVE

TORONTO, CANADA...Seabridge geologists have discovered a 1,200 meter by 700 meter area of surface gold/silver mineralization on its 100% owned Golden Arrow project located in Nye County, Nevada. The 4,600 acre Golden Arrow project was one of 12 evaluated by Seabridge geologists in the Company's 2005 Nevada exploration program.

In 2002, Seabridge staked more than 50,000 acres of claims in Nevada covering more than 30 known gold occurrences as the gold price began to rise. Many of these targets were identified in databases acquired by Seabridge from companies which had left the gold business during the 1990s. Seabridge evaluated this portfolio to determine which projects it would explore for its own account. Twelve were selected for surface exploration work in 2005 including geologic mapping, rock and soil sampling and geophysical surveys. From this work, two were selected for drilling by Seabridge in 2006, the Golden Arrow project and Four Mile Basin. Seven have been joint ventured to other parties.

Seabridge President and CEO Rudi Fronk said the new Nevada initiative is "part of an expanded exploration program which reflects the current gold price environment. In 2002, when we acquired a significant land position in Nevada, we anticipated that with a rising gold price it would become increasingly expensive to purchase advanced stage gold projects and that further resource expansion would need to come from exploration. We expect to spend more than $5 million in 2006 at Courageous Lake and in Nevada to expand our gold resource base."

A zone of well developed silicic alteration has been identified in the southwest part of the Golden Arrow project. In the vicinity of this alteration zone, 29 rock samples were collected by Seabridge with gold concentrations from trace levels up to 9.95 grams per tonne gold and 246.9 grams per tonne silver. In addition, auger sampling was completed over the zone of silicic alteration and soil geochemical sampling was completed on the strike projection of this alteration zone. A primary target zone defined by alteration and gold geochemistry has an area of about 1,200 meters by 700 meters. A secondary target of 2,000 meters by 500 meters located to the north of the primary target has also been identified but results are indicative of thicker cover in this area and additional work is required to refine this target. For a complete report by Seabridge's exploration team on the Golden Arrow project see http://seabridgegold.net/GoldArrowExplorUpdate.pdf
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An initial drill program consisting of 2,000 meters of reverse circulation drilling is planned for 2006.

Exploration activities at the Golden Arrow project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711


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of the Company's mineral resources by project and resource category please see
http://www.seabridgegold.net/Resource.htm.
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ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE
HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR-SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.


STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).


FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.


                                  ON BEHALF OF THE BOARD
                                  "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net
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